

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 12, 2018

<u>Via E-Mail</u>
J. Garrett Stevens
President and Chief Executive Officer
Exchange Traded Concepts, LLC
10900 Hefner Pointe Drive, Suite 207
Oklahoma City, OK 73120

> **Re:** **Perth Mint Physical Gold ETF**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 25, 2018**
> **File No. 333-224389**

Dear Mr. Stevens:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2018 letter.

<u>Risk Factors, page 17</u>

1. We note your response to comment 8 that you added risk factor disclosure addressing the impact of this provision on investors. However, we are unable to locate this disclosure and, therefore, reissue the comment in part. Please revise to add risk factor disclosure addressing the impact of this provision.

The Perth Mint, page 33

2.   We note your response to comment 10 that the disclosure has been revised to clarify that the Government Guarantee is not subject to any conditions under applicable law establishing the guarantee. We reissue the comment, as we are unable to locate the revised disclosure.

Taking Delivery of Gold, page 41

3.   We note your disclosure here and elsewhere in the prospectus that none of the Trustee, the Administrative Sponsor or the Trust is involved in the exchange of the investor's shares for physical gold. Please revise your disclosure to clarify whether investors' right to take delivery of physical gold in exchange for their shares in the Trust is provided by the Trust, and executed by Gold Corporation, or whether this right is provided by Gold Corporation. If the right is provided by Gold Corporation, please provide your analysis as to how such right may be registered on this registration statement.

4.   To the extent the Gold Corporation account, which is necessary to request delivery of physical gold, will be outside the United States, please revise to make this clear in the prospectus.

5.   We note your response to comments 11 and 12. Please revise to clarify that product premiums will be based on the type of physical gold being requested. Please also clarify that the number of ounces represented by the shares delivered will generally be higher than the amount of ounces of gold to be delivered, because the number of shares delivered will also cover delivery charges and product premiums.

Product Premiums and Other Charges, page 42

6.   Please consider using a different term than "share redemption" calculator when referencing the calculator investors may use to determine the number of shares they must deliver to receive physical gold. In this regard, it is unclear if such shares will necessarily constitute a basket that will be redeemed by the Trust and we note that only Authorized Participants may redeem baskets.

Example of an Exchange of Shares for Physical Gold, page 44

7.   Please revise footnote 1 on page 44 to compare the number of ounces represented by the shares to the amount of ounces of gold to be delivered.

J. Garrett Stevens
Perth Mint Physical Gold ETF
June 12, 2018
Page 3

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
       Morgan, Lewis & Bockius LLP